
November 8, 2010

John W. Chamberlain
Chief Executive Officer
American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, California 92130

> **Re:** **American Assets Trust, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed October 20, 2010**
> **File No. 333-169326**

Dear Mr. Chamberlain:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers referenced in our comment correspond to the pages numbers in the courtesy copies provided.

General

1.   We note your response to comment 3 in our letter dated October 12, 2010. Please note that we will continue to monitor your filing with respect to whether your offering constitutes a "blind pool" offering.

Prospectus Summary, page 1

2.   We note your response to comment 6 in our letter dated October 12, 2010. We further note, however, that your summary continues to contain a lengthy description of your competitive strengths, growth strategies, market opportunity and industry background. Please further revise your summary to substantially reduce the amount of repetitive disclosure in the summary.

Our Competitive Strengths, page 2

3.   We note your response to comment 9 in our letter dated October 12, 2010. Please balance your disclosure in this section and include a brief description of the adverse business developments experienced by your management. Alternatively, revise to remove your discussion of management's prior experience from the summary.

Summary Risk Factors, page 5

4.   Please include a summary risk factor that details the risk of on-going litigation as a result of your prior investors' claims.

Structure and Formation of Our Company, page 10

5.   We note your response to comment 15 in our letter dated October 12, 2010 that there are approximately 55 other prior investors. Please confirm that all of these other prior investors have no affiliation with you or your senior management other than the holdings of your securities following the offering.

6.   We note your response to comment 16 in our letter dated October 12, 2010.   Please also disclose the aggregate amounts of common stock, common units and cash payable to the third party prior investors.

7.   We note your response to comment 17 in our letter dated October 12, 2010.   Please describe in more detail the "relative equity valuation analysis" used to value each of your properties.

Distribution Policy, page 61

8.   Please refer to footnote (1) on page 63, and notes (H) (II) on pages F-13 and F-19, respectively. We note your response to comment 27 in our letter dated October 12, 2010 and will monitor your next amendment for compliance. Please note that you need a firm commitment for continued inclusion of this financing activity in your document.

9.   Please refer to footnotes (3) and (4) on pages 63 and 64, respectively, relating to your treatment of month-to-month leases. We have considered your response to comment 28 in our letter dated October 12, 2010, but remain of the view that unless you have entered into a renewal lease, your distribution table should be revised to reflect the decreases due to lease expirations for month-to-month leases. Please revise or advise.

10.   We note that your disclosure in note (11) on page 67 of your prior filing relating to cash reserve required under your hotel franchise agreement has been deleted in the current amendment. Please explain to us your basis for excluding this disclosure and how you considered the impact of this commitment in your calculation of estimated cash available for distribution.

Dilution, page 67

11.   We note your response to comment 30 in our letter dated October 12, 2010. Please revise to include a footnote that explains how you determined the decrease in pro forma net tangible book value per share attributable to the formation transactions and another footnote that explains how you determined the increase in pro forma net tangible book value per share attributable to the offering.

Business and Properties, page 113

Our Portfolio, page 119

12.   We note your response to comment 32 in our letter dated October 12, 2010.   We note that the hotel property in your mixed-used portfolio is your only hospitality property and, therefore, operating data for the hotel appears material to investors. Please disclose occupancy data and average effective annual rent per unit associated with your hotel property for the prior five years in accordance with Item 15 of Form S-11.

Management, page 184

Additional Background Regarding Our Management Teams, page 186

13.   We note your response to comment 9 in our letter dated October 12, 2010 and the revised disclosure on page 186. Please revise to more specifically explain what you mean by "our senior management team has experienced numerous real estate economic cycles, each of which has presented different challenges and opportunities" and describe in more detail the challenges that your predecessor faced. For example, we note that your predecessor experienced a net loss in the fiscal years ended December 31, 2008 and 2007.

Financial Statements

Pro Forma Consolidated Statement of Operations, page F-8 and F-9

14.   We have read your response to comment 44 in our letter dated October 12, 2010 and will monitor your next amendment for compliance.

Financial Statements of American Assets Trust, Inc. Predecessor

Note 1 – Summary of Significant Accounting Policies

Real Estate, page F-32

15.   We have read your response to comment 46 in our letter dated October 12, 2010. Please explain to us the factors you considered in determining the probability of renewal of your below market leases that have fixed rate renewal options and the basis for this treatment.

Part II – Information Not Required In Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-3

16.   We note your response to comment 49 in our letter dated October 12, 2010. Please confirm to us that you will file exhibit 10.8 in its entirety after its execution.

Draft Tax Opinion

17.   Please refer to the penultimate paragraph of the opinion, which states that "[t]his opinion is rendered only to you and is solely for your benefit . . . This opinion may not be relied upon by you for any other purpose . . . ." Please note that it is inappropriate to place limitations on who may rely upon the opinion and the manner in which they may rely. Please have counsel revise the opinion accordingly or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Scott N. Wolfe, Esq.
    Julian T.H. Kleindorfer, Esq.
    Michael E. Sullivan, Esq.
    Latham & Watkins LLP
    Via facsimile (213) 891-8763